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                                                                Exhibit 99(i)(7)


                  IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                      COUNTY DEPARTMENT, CHANCERY DIVISION

WILLIAM KREOFSKY, On Behalf of Himself               )   Case No. ___________
and All Others Similarly Situated,                   )
                                                     )
                           Plaintiff,                )
                                                     )
         vs.                                         )
                                                     )   CLASS ACTION COMPLAINT
TRANSPORTATION TECHNOLOGIES,                         )   FOR BREACH OF FIDUCIARY
INC., THOMAS M. BEGEL, ANDREW M.                     )   DUTY
WELLER, FRANCES A. STOBLE, R. PHILIP                 )
SILVER, CAMILLO SANTOMERO,                           )
                                                     )
                           Defendants.               )   JURY TRIAL DEMANDED

         Plaintiff, William Kreofsky, by and through his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

         1. This is a shareholder class action on behalf of the public shareholders of Defendant Transportation Technologies, Inc., ("TTII" or the "Company") against TTII and its Board. Plaintiff seeks to enjoin defendants' breach of fiduciary duties and self-dealing arising out of a management-led proposed buyout of TTII by an insider investor group led by defendants Thomas Begel ("Begel") and Andrew Weller ("Weller").


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                                     PARTIES

         2. Plaintiff William Kreofsky is a citizen of Minnesota and has been an owner of TTII common stock at all times relevant hereto.

         3. Defendant TTII is a Delaware corporation with its principal executive offices and place of business located at 980 N. Michigan Avenue, Suite 1000, Chicago, IL. TTII is a manufacturer of wheel-end components, body and chassis components, seating, steerable drive axles, and gearboxes for the heavy-duty truck industry and other castings for the heavy-duty truck industry and various industrial markets.

         4. Each of the following defendants (collectively referred to as the "Individual Defendants") are members of TTII's Board of Directors ("Board").

                  a. Defendant Begel is the Chairman, President, and the Chief Executive Officer of the Company.

                  b. Defendant Weller is Executive Vice President and Chief Financial Officer for the Company, and he also serves as a director.

                  c. Defendant Francis A. Sroble is a director.

                  d. Defendant R. Philip Silver is a director.

                  e. Defendant Camillo Santomero is a director.

                             JURISDICTION AND VENUE

         5. The claims asserted herein arise solely under state statutory and common law. This Court has jurisdiction over this cause of action.


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         6. This Court has jurisdiction over each of the defendants as each of the defendants conducts business in, resides in, is a citizen of, and/or maintains operations in this County.

         7. Venue is proper in this Court because certain defendants are residents of this County and defendants' wrongful acts arose in and emanated from this County.

                               FACTUAL ALLEGATIONS

         8. On December 14, 1999, TTII publicly announced that an investor group, led by Begel and Weller, had made a proposal to acquire all of the outstanding common shares of TTII common stock for $20 cash per share.

         9. The offer to purchase the Company's outstanding common stock at $20 is a bargain basement price, and extremely undervalues the shires owned by the Class.

         10. The proposed sale was not the result of an adequate independent market check and is in violation of the fiduciary duties owed to the TTII shareholders by the defendants.

                FIDUCIARY DUTIES OF TTII'S DIRECTORS AND OFFICERS

         11. The Individual Defendants, as officers and/or directors of TTII, have a fiduciary duty to plaintiff and the other public shareholders of TTII. As fiduciaries, the Individual Defendants owe plaintiff and the other members of the Class the utmost obligations of good faith, loyalty, independence, honesty, fair dealing, due care, diligence and full, candid and adequate disclosure.


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         12. The Individual Defendants have an affirmative fiduciary obligation at all times and in all transactions affecting TTII and its shareholders to act in good faith, with reasonable care, and in the best interest of TTII and its shareholders.

         13. In accordance with Ms/her duties of loyalty and good faith, a Director or Officer must not:

                  a. Participate in any transaction where the Director or Officer receives or is entitled to receive a personal financial benefit not equally shared by the shareholders of the corporation; and/or

                  b. Unjustly enrich themselves at the expense or to the detriment of a corpora tion's shareholders.

         14. In this case, where Directors of a publicly traded corporation have undertaken a transaction that will result in a change in corporate control, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders. To comply with these duties, the Directors may not take any action that:

                  a. Contractually prohibits them from complying with theft fiduciary duties;

                  b. Will otherwise adversely affect their duty to search and secure the best value for the corporation's shareholders;

                  c. Adversely affects the value provided to the corporation's shareholders; and/or


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                  d. Will discourage or inhibit alternative offers to purchase control of the corporation or its assets.

         15. The management led buyout of the Company inures solely to the personal benefit of defendants Begel and Weller, as intended by the Individual Defendants, and to the detriment of the plaintiff and the Class because too little is being paid for their shares.

         16. Because the Individual Defendants have breached their duties in connection with the sale-of-control, the burden of proving the entire fairness of the sale-of-control, including all aspects of its negotiation, structure and price, is placed upon the Individual Defendants.

         17. The Individual Defendants' fiduciary obligations under these circumstances require them to:

                  a. Undertake an appropriate and independent evaluation of TTII's net worth as a strategic investment candidate;

                  b. Actively evaluate any proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for TTII's public shareholders;

                  c. Act independently so that the interests of TTII's public shareholders will be protected; and

                  d. Adequately ensure that defendants do not subvert the interests of TTII's public shareholders because of conflicts of interest that may exist between the Individual Defendants' own interests and their fiduciary obligation to maximize shareholder value or, if


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such conflicts exist, to ensure that all conflicts are resolved in the best interests of TTII's public shareholders.

         18. Plaintiff and the other members of the Class have been and will be injured if this sale takes place in that they will not receive their fair proportion of the value of TTII's assets and business, their holdings will be severely diluted, and they have been prevented from obtaining fair and adequate consideration for their shares of TTII common stock.

         19. The consideration to be paid to TTII in the proposed sale-of-control is unconscio nable, unfair and grossly inadequate because, among other things:

                  a. The intrinsic value of control of TTII is materially in excess of the amount offered in the sale-of-control, giving due consideration to the anticipated operating results, cash flow and profitability of the Company; and

                  b. The consideration to be received by TTII is not the result of an appropriate evaluation of the value of TTII because the Individual Defendants have not taken reasonable steps to accurately ascertain TTII's value through an adequate market check.

         20. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed sale-of-control which will exclude the Class from its fair share of TTII's valuable assets and businesses, and/or benefit the Individual Defendants in an unfair manner all to the irreparable harm of plaintiff and the Class.

         21. Plaintiff and the Class have no adequate remedy at law.


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                            CLASS ACTION ALLEGATIONS

         22. Plaintiff brings this action as a class action, pursuant to 735 ILCS 5/2-801 et seq. of the Illinois Rules of Civil Procedure, on behalf of himself and all other stockholders of TTII common stock, and their successors in interest, except defendants named herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants (the "Class").

         23. This action is properly maintainable as a class action.

         24. The Class of stockholders is so numerous that joinder of all members is impracti cable. TTII has approximately 10.3 million shares of common stock outstanding. There are thousands of stockholders of record who are located throughout the United States.

         25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, but are not limited to, whether, in connection with the proposed sale-of-control:

                  a. The Individual Defendants have breached their fiduciary duty to maximize shareholder value for the benefit of plaintiff and the other members of the Class;

                  b. The sale-of-control consideration is unfair and inadequate;

                  c. Defendants have breached their fiduciary duty of undivided loyalty with respect to plaintiff and the other members of the Class;

                  d. Defendants have breached their fiduciary duty of independence with respect to plaintiff and the other members of the Class;


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                  e. The Individual Defendants are engaging in self-dealing;

                  f. Defendants have breached their fiduciary duty of due care with respect to plaintiff and the other members of the Class;

                  g. The Individual Defendants have been unjustly enriched;

                  h. Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class, including the duties of good faith, diligence, honesty, fair dealing and hull, candid and adequate disclosure; and

                  i. Plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

         26. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

         27. The plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The plaintiff is an adequate representative of the Class.

         28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of' the Class which would establish incompatible standards of conduct for the party opposing the Class.

         29. The plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.


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         30. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action. Because of the size of the individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein, Absent a class action, the Class members will continue to suffer damage and TTII's violations of law will proceed without remedy.

                                PRAYER FOR RELIEF

         WHEREFORE, plaintiff demands preliminary and permanent equitable relief, including injunctive relief: in his favor and in favor of the Class and against defendants as follows:

         1. Declaring that this action is properly maintainable as a class action and certifying plaintiff as Class representative;

         2. Declaring and decreeing that the sale-of-control transaction was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

         3. Preliminarily and permanently enjoining defendants, their counsel, agents, employees and all persons acting in concert with them from consummating the sale-of-control;

         4. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders;

         5. Rescinding, to the extent already implemented, the proposed sale-of-control or any of the terms thereof;

         6. Awarding plaintiff the costs and disbursements of this action, including reason able attorneys' and experts' fees; and


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         7. Granting such other and further relief as this Court may deem just and proper.

                                   JURY DEMAND

         Plaintiff demands a trial by jury.

DATED this ____ day of January, 2000.


                                        Respectfully submitted,

                                        WILLIAM KREOFSKY, On Behalf of Himself
                                        and All Others Similarly Situated,



                                        ______________________________________
                                        Michael J. Freed
                                        Carol V. Gilden
                                        MUCH SHELIST FREED DENENBERG
                                            AMENT & RUBENSTEIN, P.C.
                                        200 LaSalle Street
                                        Suite 2100
                                        Chicago, IL 60601
                                        Phone: 312/346-3100
                                        Atty. No.: 80580

                                        Steven E. Cauley
                                        Scott E. Poynter
                                        Gina M. Cothern
                                        LAW OFFICES OF STEVEN E.
                                           CAULEY, P.A.
                                        2200 N. Rodney Parham Rd.
                                        Cypress Plaza, Suite 218
                                        Little Rock, AR 72212
                                        Phone: 501/312-8500

                                        Attorneys for Plaintiff





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